KPMG LLP

Two Manhattan West

375 9th Avenue, 17th Floor New York, NY 10001

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated December 22, 2025, with respect to the financial statements of BNY Mellon Institutional S&P 500 Stock Index Fund, and BNY Mellon Bond Market Index Fund, each a series of the BNY Mellon Investment Funds IV, Inc., as of October 31, 2025, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses.

New York, New York

February 24, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.